December 22, 2008
Mr. Gary Todd, Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

RE:	Brightpoint, Inc.
Form 10-K for year ended December 31, 2007
Filed February 29, 2008
File No. 001-12845
Dear Mr. Todd,
The purpose of this letter is to respond to the staff’s comments set forth in your letter dated November 25, 2008. For your convenience, we have preceded our response with a copy (in bold type) of the staff’s comments.
Form 10-K for the year ended December 31, 2007
Cover Page
1.	Tell us why the cover page of your periodic and current reports under Exchange Act section 13 refers to Commission file no. 0-23494, rather than the file number you use when electronically submitting our filings, 1-12845.

The file number we use when electronically submitting our filings changed from 0-23494 to 1-2845 in March 1997. However, the file number on the cover page of our periodic and current reports under Exchange Act Section 13 was inadvertently never changed. We will revise future filings to reflect the appropriate file number on the cover page of our periodic and current reports.
Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 24
Return on Invested Capital from Operations (ROIC), page 31
2.	We note that the presentation of Return on Invested Capital from Operations includes the non-GAAP measure, “Operating income after taxes.” This measure excludes the restructuring charge from operating income. Please tell us how this presentation meets the requirement of Item 10(e)(1) of Regulation S-K. Additionally, to the extent that you include non-GAAP financial information in future filings, please provide all of the disclosures required by Item 10(e)(1)(i) of

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Regulation S-K and the substantive disclosures outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003, including:
•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.
Please also apply this comment to the similar measure provided in your Forms 10-Q. Also respond with respect to the measure of Return on Tangible Capital from Operations (as disclosed in the Form 10-Q as of September 30, 2008) which includes a non-GAAP measure of operating earnings excluding restructuring charges and recurring amortization.

Return on Invested Capital from Operations (ROIC) is one of our key metrics that the Company’s management uses to evaluate the performance of and allocate resources to our operating entities. We exclude unusual items such as restructuring charges from our calculation of “Operating income after taxes” because we do not believe such items are representative of expected future returns. Therefore, we believe decisions to allocate resources should not be influenced by such items. However, unless ROIC is material to the understanding of our results of operations, we will not disclose our calculation of ROIC in future filings. To the extent that we do include ROIC or Return on Tangible Capital (ROTC) in our future filings, we will provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and the substantive disclosures outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003 with respect to any non-GAAP measure included in such calculation.
Executive Compensation, page 84
3.	We note from the disclosure on pages 24 and 25 of your proxy statement that you awarded performance-based cash bonuses and performance-based equity awards under your annual executive bonus plans for performance in 2007 based on performance measures consisting of a financial target, namely adjusted income from continuing operations and four strategic objectives. You have not, however, quantified the financial target or identified the strategic objectives that

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were necessary for your named executive officers to earn their bonus and equity awards. As applicable, please provide such disclosure in your future filings. To the extent you believe that disclosure of the target and the strategic objectives, on a historical basis, would result in competitive harm, such that they could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.seg.gov/-divisions/corpfin/guidance/regskinterp.html. If it is appropriate to omit the target or the strategic objectives based on a competitive harm analysis please provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If discussing how difficult or likely it will be to achieve the financial target or the strategic objectives, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and provide sufficient discussion and analysis as to the level of increased performance the established measures are intended to incentivize.
We do not make earnings projections or otherwise disclose projected results, and believe that disclosing financial performance targets and other projections on a prospective basis would be unhelpful and subject to misinterpretation by analysts, shareholders and the investing public. If we disclosed this information to our competitors, it would enable them to target our specific strengths and weaknesses and further leverage this information in other ways that would put us at a competitive disadvantage.

With respect to the strategic objectives, we believe that disclosure of these objectives could give competitors, vendors and customers invaluable insight into the confidential importance we place on certain business relationships and the various regions in which we do business. Such disclosure would give competitors a window into our long-term strategy and make negotiating with certain vendors and customers more difficult. Moreover, because these measures are difficult to quantify, their disclosure would not add materially to an investor’s understanding of our executive compensation.

In future filings we will provide disclosure of financial targets on a historical basis to the extent it is determined that the information is material and necessary to an understanding of our compensation policies and decisions for our named executive officers. In future filings, we intend to provide performance targets based on strategic objectives on a historical basis if we determine that the disclosure is material and necessary to an understanding of our compensation policies and decisions for our named executive officers and that such disclosure would not cause us competitive harm. We will continue to provide disclosure regarding how difficult it will be for us to achieve any undisclosed performance target pursuant to Instruction 4 and will endeavor to review such disclosure for ways to improve upon it. We respectfully submit that we provided disclosure regarding how

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difficult it would be for us to achieve the financial and strategic targets, stating that we believe that, based upon recent company performance, the performance measures could be achieved approximately two-thirds of the time.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 52
4.	We see that the cash flow statement includes an unlabeled sub-total of “Net Income” and “Adjustments to reconcile net income to net cash provided by (used in) operating activities.” The sub-total appears to be a non-GAAP financial measure presented on the face of the cash flow statement. As well, it does not appear that the unlabeled subtotal is contemplated under SFAS 95. Please delete the sub-total of “Net Income” and “Adjustments to reconcile net income to net cash provided by (used in) operating activities” from all future filings.

We will delete the sub-total of “Net Income” and “Adjustments to reconcile net income to net cash provided by (used in) operating activities” from all future filings.
Form 10-Q as of September 30, 2008
Note 3. Restructuring, page 8
5.	We reference the disclosure that on June 30, 2008, you formally announced a plan to realign European operations as a result of the acquisition of Dangaard Telecom. During the quarter ended September 30, 2008 you incurred restructuring costs of $13.7 million that were directly related to the Dangaard Telecom acquisition and recorded as an adjustment to goodwill in purchase accounting. Please tell how you concluded that the restructuring costs meet the criteria discussed in EITF 95-3 to be recorded as liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost.

Prior to the consummation of the Dangaard Telecom acquisition, members of Brightpoint management began formulating the plan to realign the Dangaard operations to better integrate them into existing Brightpoint operations, specifically with respect to the Dangaard headquarters in Denmark.

During the third quarter of 2008, we recorded restructuring costs of $13.7 million that were directly related to the Dangaard Telecom acquisition, including $2.0 million of employee termination costs, $10.6 million related to an unfavorable lease, and $1.1 million of other costs. The additional liabilities associated with these costs were included in the allocation of the acquisition costs in accordance with EITF 95-3 and SFAS 141.

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We concluded that employee termination costs met the criteria of EITF 95-3 due to the fact that:
•	Management began formulating the plan to reorganize the Dangaard Telecom headquarters (including involuntary employee terminations) prior to the consummation of the acquisition.

•	Management completed the assessment regarding which employees of the acquired company would be involuntarily terminated less than one year after the consummation date as announced on June 30, 2008; and communication of termination included sufficient detail to enable employees of the former Dangaard Telecom headquarters to determine the type and amount of benefits they would receive if they were terminated.

•	The plan of termination specifically identified the number of employees of the former Dangaard Telecom headquarters to be terminated, their job classifications or functions, and their locations.

•	Actions required by the plan began by July 31, 2008 and were substantially completed by September 30, 2008.
The liabilities associated with the $10.6 million unfavorable lease obligation and $1.1 million of other costs were included in the allocation of the purchase price in accordance with paragraph 37 of SFAS 141. The $10.6 million unfavorable lease obligation represented an adjustment for the fair value of the lease obligation on the former Dangaard Telecom headquarters facility in Denmark. The unfavorable lease obligation was determined based on market comparables obtained from an independent local real estate agent.
Note 4. Discontinued Operations, page 9
6.	We see that you have recorded the operations of your locally branded PC business as discontinued operations. Please tell us and revise future filings to disclose your plans with respect to this business; that is, whether you expect to sell or otherwise liquidate the business. In the event that the business is held for sale, future filings should include the disclosures required by paragraph 47 of SFAS 144. In addition, please tell us whether there was any impairment in any tangible or intangible assets related to the PC business.

During the third quarter of 2008, the Company decided to exit the locally branded PC business. The business was abandoned and was not considered held for sale. There were no impairments of any tangible or intangible assets related to the PC business. In future filings we will disclose that we have exited this business.
7.	As a related matter, we also see that you recorded a charge in connection with the PC business during the six months ended June 30, 2006. Please tell us and revise future filings to discuss the nature of the charge, including whether it is related to the impairment of any tangible or intangible assets and, if so, tell us

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how you considered the disclosure requirements of SFAS 144. In addition, please clarify if this charge is recorded within discontinued operations.
We did not record a charge in connection with the PC business during the six months ended June 30, 2006. During the six months ended June 30, 2008, we recorded a charge related to the locally branded PC inventory. There were no impairments of any tangible or intangible assets related to the PC business. For the three and nine months ended September 30, 2008, the results of operations of the locally branded PC business were reclassified to discontinued operations for all periods presented. In future filings, we will disclose the nature of the losses from discontinued operations.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any further questions or comments, please contact me at 317-707-2411.
Sincerely,
Brightpoint, Inc.
/s/ Anthony W. Boor
By Anthony W. Boor
Executive Vice President, Chief Financial Officer and Treasurer

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